SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
BUSINESS OBJECTS S.A.
(Name of Subject Company)
BUSINESS OBJECTS S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EMAIL SENT BY JOHN SCHWARZ TO ALL BUSINESS OBJECTS EMPLOYEES
October 7, 2007
Dear Colleagues,
I would like to share with you the exciting news that SAP has announced their intent to acquire Business Objects. By now you probably have seen the press release and want to know what this transaction means to you. Understandably, and as many of you know from personal experience, an acquisition can be an uncertain time for employees, so I would like to ensure an open communication channel with you to help guide your expectations over the coming months. We have posted FAQs on MILO, and intend to update these regularly as we hear from you about your ideas and concerns.
I anticipate that you have many questions, not least of which is why we have agreed to this combination at this time. Bernard’s comments in the FAQ on MILO today capture our thinking, our emotion, and our excitement going forward. We believe that the opportunity to continue to do business as an independent operation within the SAP organization will afford us the highest growth trajectory. Our ultimate goal is to realize the full potential of the expanding Business Intelligence market — to transform the way the world works — and we believe this deal expands our ability to achieve our mission to continue as the leader in business intelligence and performance management.
Please join me and Bernard in a series of communications — an employee webcast, all-hands meetings, and online dialogue — to hear the background on this historic deal, and to gain an understanding of what it means for our employees and customers around the world.
The combination is timely. SAP’s strategic commitment to the business user required a long term investment of resources and focus. The acquisition of Business Objects brings SAP undisputable leadership to this category.

Additionally, it dramatically accelerates our ability to address future market requirements based on a modern, market-tested business intelligence platform and broad suite of combined performance management solutions.
Customer success has always been the most important aspect of our company’s mission and we want to reinforce our commitment that Business Objects software and services will not be negatively impacted by the transaction, and that we will continue to develop new and exciting solutions together with SAP. We want to make sure our valued customers and partners remain fully briefed on our future plans and we will offer an open dialogue as this information is finalized.
We will continue to operate as two separate companies due to regulatory requirements associated with the formal close of this transaction, expected in Q1 2008. During this time, we will be working to prepare our combined vision and product roadmap strategy to share with you. Because Business Objects will operate as a separate entity within SAP, you won’t have to worry about too much change in our day-to-day activities. I expect that we all will be as busy and as challenged by our work as always.
Today is a pivotal day in the history of both companies, and I am confident that together with SAP, we will create a very bright future for our customers, partners and all of us!
Sincerely,
John Schwarz
Chief Executive Officer
Additional Information
The tender offer for the outstanding ordinary shares, the Convertible Bonds and the warrants of Business Objects has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the Convertible Bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.
Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO, the Schedule 14D-9 as well as the Note d’Information and the Note en Réponse to be filed by SAP carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (amf-france.org) or with the SEC at the SEC’s website at www.sec.gov, in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.